                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   Quipp, Inc.
                                   -----------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                          (Title of Class of Securities)

                                   748802-10-5
                                 (CUSIP Number)

                                 John L. Morgan
                              Rush River Group, LLC
                               10400 Viking Drive
                                    Suite 160
                             Eden Prairie, MN 55344
                                 (612) 829-9331
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:

                              Thomas R. Marek, Esq.
                        Oppenheimer Wolff & Donnelly LLP
                                 3400 Plaza VII
                               45 South 7th Street
                              Minneapolis, MN 55402

                                November 9, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


Note: Schedules filed in paper formats shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                                  SCHEDULE 13D
                                (Amendment No. 3)

------------------------------------------------                         ---------------------------------------------
Cusip No. 748802-10-5                                                    Page 2 of 10 Pages
----------------------------------------------------------------------------------------------------------------------
     1
              Name of Reporting Persons
              S.S. or I.R.S. Identification No. of Above Persons

              Rush River Group, LLC
------------- --------------------------------------------------------------------------------------------------------
     2
              Check the Appropriate Box if a Member of a Group                       (a) /x/
                                                                                     (b) / /
------------- --------------------------------------------------------------------------------------------------------
     3
              SEC Use Only
------------- --------------------------------------------------------------------------------------------------------
     4
              Source of Funds

              WC
------------- --------------------------------------------------------------------------------------------------------
     5
              Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)     / /
------------- --------------------------------------------------------------------------------------------------------
     6
              Citizenship or Place of Organization

              MN
------------------------- ------------ -------------------------------------------------------------------------------
                               7
                                       Sole Voting Power

       Number of                       0
                          ------------ -------------------------------------------------------------------------------
         Shares                8
      Beneficially                     Shared Voting Power
         owned
        by each                        95,000
                          ------------ -------------------------------------------------------------------------------
       reporting               9
      person with:                     Sole Dispositive Power

                                       0
                          ------------ -------------------------------------------------------------------------------
                              10
                                       Shared Dispositive Power

                                       95,000
------------- --------------------------------------------------------------------------------------------------------
     11
              Aggregate Amount Beneficially Owned by Each Reporting Person

              95,000
------------- --------------------------------------------------------------------------------------------------------
     12
              Check Box if the Aggregate amount in Row (11) Excludes Certain Shares*          /x/
------------- --------------------------------------------------------------------------------------------------------
     13
              Percent of Class Represented by Amount in Row (11)

              5.01%
------------- --------------------------------------------------------------------------------------------------------
     14
              Type of Reporting Person

              00
------------- --------------------------------------------------------------------------------------------------------

* See response to Item 5 on page 9.

                                  SCHEDULE 13D
                                (Amendment No. 3)

------------------------------------------------                         ---------------------------------------------
Cusip No. 748802-10-5                                                    Page 3 of 10 Pages
------------- --------------------------------------------------------------------------------------------------------
     1
              Name of Reporting Persons
              S.S. or I.R.S. Identification No. of Above Persons

              John L. Morgan

------------- --------------------------------------------------------------------------------------------------------
     2
              Check the Appropriate Box if a Member of a Group                       (a) /X/
                                                                                     (b) / /
------------- --------------------------------------------------------------------------------------------------------
     3
              SEC Use Only
------------- --------------------------------------------------------------------------------------------------------
     4
              Source of Funds

              WC
------------- --------------------------------------------------------------------------------------------------------
     5
              Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)     / /

------------- --------------------------------------------------------------------------------------------------------
     6
              Citizenship or Place of Organization

              USA
------------------------- ------------ -------------------------------------------------------------------------------
                               7
                                       Sole Voting Power

       Number of                       0
                          ------------ -------------------------------------------------------------------------------
         Shares                8
      Beneficially                     Shared Voting Power
         owned
        by each                        260,200
                          ------------ -------------------------------------------------------------------------------
       reporting               9
      person with:                     Sole Dispositive Power

                                       0

                          ------------ -------------------------------------------------------------------------------
                              10
                                       Shared Dispositive Power

                                       260,200
------------- --------------------------------------------------------------------------------------------------------
     11
              Aggregate Amount Beneficially Owned by Each Reporting Person

              260,200
------------- --------------------------------------------------------------------------------------------------------
     12
              Check Box if the Aggregate amount in Row (11) Excludes Certain Shares           / /
------------- --------------------------------------------------------------------------------------------------------
     13
              Percent of Class Represented by Amount in Row (11)

              13.73%
------------- --------------------------------------------------------------------------------------------------------
     14
              Type of Reporting Person

              IN
------------- --------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D
                                (Amendment No. 3)

------------------------------------------------                         ---------------------------------------------
Cusip No. 748802-10-5                                                    Page 4 of 10 Pages
------------- --------------------------------------------------------------------------------------------------------
     1
              Name of Reporting Persons
              S.S. or I.R.S. Identification No. of Above Persons

              Kirk A. MacKenzie
------------- --------------------------------------------------------------------------------------------------------
     2
              Check the Appropriate Box if a Member of a Group                       (a) /X/
                                                                                     (b) / /

------------- --------------------------------------------------------------------------------------------------------
     3
              SEC Use Only

------------- --------------------------------------------------------------------------------------------------------
     4
              Source of Funds

              WC
------------- --------------------------------------------------------------------------------------------------------
     5
              Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)     / /
------------- --------------------------------------------------------------------------------------------------------
     6
              Citizenship or Place of Organization

              USA
------------- --------------------------------------------------------------------------------------------------------
                               7
                                       Sole Voting Power

       Number of                       0
                          ------------ -------------------------------------------------------------------------------
         Shares                8
      Beneficially                     Shared Voting Power
         owned
        by each                        95,000
                          ------------ -------------------------------------------------------------------------------
       reporting               9
      person with:                     Sole Dispositive Power

                                       0
                          ------------ -------------------------------------------------------------------------------
                              10
                                       Shared Dispositive Power

                                       95,000
------------- --------------------------------------------------------------------------------------------------------
     11
              Aggregate Amount Beneficially Owned by Each Reporting Person

              95,000
------------- --------------------------------------------------------------------------------------------------------
     12
              Check Box if the Aggregate amount in Row (11) Excludes Certain Shares*          /X/
------------- --------------------------------------------------------------------------------------------------------
     13
              Percent of Class Represented by Amount in Row (11)

              5.01%
------------- --------------------------------------------------------------------------------------------------------
     14
              Type of Reporting Person

              IN
------------- --------------------------------------------------------------------------------------------------------

* See response to Item 5 on page 9.

                                  SCHEDULE 13D
                                (Amendment No. 3)

------------------------------------------------                         ---------------------------------------------
Cusip No. 748802-10-5                                                    Page 5 of 10 Pages
------------- --------------------------------------------------------------------------------------------------------
     1
              Name of Reporting Persons
              S.S. or I.R.S. Identification No. of Above Persons

              Jack A. Norqual
------------- --------------------------------------------------------------------------------------------------------
     2
              Check the Appropriate Box if a Member of a Group                       (a) /X/
                                                                                     (b) / /
------------- --------------------------------------------------------------------------------------------------------
     3
              SEC Use Only
------------- --------------------------------------------------------------------------------------------------------
     4
              Source of Funds

              WC
------------- --------------------------------------------------------------------------------------------------------
     5
              Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)     / /
------------- --------------------------------------------------------------------------------------------------------
     6
              Citizenship or Place of Organization

              USA
------------------------- ------------ -------------------------------------------------------------------------------
                               7
                                       Sole Voting Power

       Number of                       0
                          ------------ -------------------------------------------------------------------------------
         Shares                8
      Beneficially                     Shared Voting Power
         owned
        by each                        95,000
                          ------------ -------------------------------------------------------------------------------
       reporting               9
      person with:                     Sole Dispositive Power

                                       0
                          ------------ -------------------------------------------------------------------------------
                              10
                                       Shared Dispositive Power

                                       95,000
------------- --------------------------------------------------------------------------------------------------------
     11
              Aggregate Amount Beneficially Owned by Each Reporting Person

              95,000
------------- --------------------------------------------------------------------------------------------------------
     12
              Check Box if the Aggregate amount in Row (11) Excludes Certain Shares*          /X/
------------- --------------------------------------------------------------------------------------------------------
     13
              Percent of Class Represented by Amount in Row (11)

              5.01%
------------- --------------------------------------------------------------------------------------------------------
     14
              Type of Reporting Person

              IN
------------- --------------------------------------------------------------------------------------------------------

* See response to Item 5 on page 9.

                                  SCHEDULE 13D
                                (Amendment No. 3)

         Pursuant to Rule  13d-2(a),  this  Amendment No. 3 amends the LLC's
Schedule 13D dated February 12, 1999, Amendment No. 1 dated September 30, 1999 and Amendment No. 2 dated September 19, 2000.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock") of Quipp, Inc., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4800 N.W. 157th Street, Miami, Florida 33014.

ITEM 2.  IDENTITY AND BACKGROUND.

RUSH RIVER GROUP, LLC

         (a) This Schedule 13D Amendment No. 3 is being filed by Rush River Group, LLC, a Minnesota Limited Liability Company (the "LLC"), the members of which are John L. Morgan, Kirk A. MacKenzie and Jack A. Norqual, who are also making these filings. The LLC, together with Messrs. Morgan, MacKenzie and Norqual, are collectively referred to herein as the "Reporting Persons." The LLC and each of Messrs. Morgan, MacKenzie and Norqual are making this filing because they are beneficial owners, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.

         (b) The principal office of the LLC is 10400 Viking Drive, Suite 160, Eden Prairie, Minnesota 55344.

         (c) The LLC was organized in December 1998 as a Minnesota Limited Liability Company. Its principal business activities involve investing in equity securities of privately owned and publicly traded companies, as well as other types of securities.

         (d) - (e) During the last five years, neither the LLC nor any of the members have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has the LLC or its members been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

JOHN L. MORGAN

         (a) This Schedule 13D Amendment No. 3 is also being filed by John L. Morgan, a member of the LLC. Mr. Morgan is a member of the LLC.

         (b) Mr. Morgan's business address is 10400 Viking Drive, Suite 160, Eden Prairie, Minnesota 55344.

         (c) Mr. Morgan currently is employed as a private investor with Rush River Group, LLC and Rush River's business address is 10400 Viking Drive, Suite 160, Eden Prairie, Minnesota 55344.

         (d) - (e) During the last five years, Mr. Morgan has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Morgan is a citizen of the United States of America.

KIRK A. MACKENZIE

         (a) This Schedule 13D Amendment No. 3 is also being filed by Kirk A. MacKenzie, a member of the LLC. Mr. MacKenzie is a member of the LLC.

         (b) Mr. MacKenzie's business address is 10400 Viking Drive, Suite 160, Eden Prairie, Minnesota 55344.

         (c) Mr. MacKenzie currently is employed as a private investor with Rush River Group, LLC and Rush River's business address is 10400 Viking Drive, Suite 160, Eden Prairie, Minnesota 55344.

         (d) - (e) During the last five years, Mr. MacKenzie has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. MacKenzie is a citizen of the United States of America.

JACK A. NORQUAL

         (a) This Schedule 13D Amendment No. 3 is also being filed by Jack A. Norqual, a member of the LLC. Mr. Norqual is a member of the LLC.

         (b) Mr. Norqual's business address is 10400 Viking Drive, Suite 160, Eden Prairie, Minnesota 55344.

         (c) Mr. Norqual currently is employed as a private investor with Rush River Group, LLC and Rush River's business address is 10400 Viking Drive, Suite 160, Eden Prairie, Minnesota 55344.

         (d) - (e) During the past five years, Mr. Norqual has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Norqual is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ALL REPORTING PERSONS:

         On October 5, 2000, the LLC disposed of 1,500 shares of Common Stock of Quipp, Inc. ("Quipp") in an open market brokerage transaction, at a sales price of $25.00 per share (including brokers' commissions), an aggregate sales price of $37,500.

         On October 24, 2000, the LLC disposed of 5,000 shares of Common Stock of Quipp in an open market brokerage transaction, at a sales price of $25.00 per share (including brokers' commissions), an aggregate sales price of $125,000.

         On October 24, 2000, the LLC disposed of 11,000 shares of Common Stock of Quipp in an open market brokerage transaction, at a sales price of $25.25 per share (including brokers' commissions), an aggregate sales price of $277,750.

         On October 27, 2000, the LLC disposed of 1,800 shares of Common Stock of Quipp in an open market brokerage transaction, at a sales price of $25.25 per share (including brokers' commissions), an aggregate sales price of $45,450.

         On November 3, 2000, the LLC disposed of 4,000 shares of Common Stock of Quipp in an open market brokerage transaction at a sales price of $25.4375 per share (including brokers' commissions), an aggregate sales price of $101,750.

         On November 9, 2000, the LLC disposed of 5,000 shares of Common Stock of Quipp in an open market brokerage transaction, at a sales price of $25.75 per share (including brokers' commissions), an aggregate sales price of $128,750.

         On November 9, 2000, the LLC disposed of 1,700 shares of Common Stock of Quipp in an open market brokerage transaction, at a sales price of $25.4375 per share (including brokers' commissions), an aggregate sales price of $43,243.75.

         On November 8, 2000, Farnham Street Partners, L.P., a Minnesota limited partnership ("FSP") disposed of 900 shares of Common Stock of Quipp in an open market brokerage transaction, at a sales price of $25.00 per share (including brokers' commissions), an aggregate sales price of $22,500.

         On November 9, 2000, FSP disposed of 3,000 shares of Common Stock of Quipp in an open market brokerage transaction, at a sales price of $26.00 per share (including brokers' commissions), an aggregate sales price of $78,000.

ITEM 4.  PURPOSE OF TRANSACTION.

ALL REPORTING PERSONS:

         The LLC sold these shares to raise cash proceeds and to reduce its holdings of Quipp Common Stock. Messrs. Morgan, MacKenzie and Norqual individually may, and/or as members of the LLC may cause the LLC to, purchase or dispose of additional shares of common stock of the Issuer in any manner permitted by applicable securities laws. Messrs. Morgan, MacKenzie and Norqual individually, and/or as members of the LLC, reserve the right to exercise any and all of their respective rights as a shareholder of the Issuer in any manner consistent with their equity interests and as permitted by applicable law.

         The members of the LLC presently believe that it is in the best interest of the Issuer and its shareholders that the Issuer's Board of Directors undertake efforts to sell or merge the Issuer in an arms-length transaction. On September 30, 1999, the LLC issued a press release expressing this position.

         As of the date hereof, except as noted in the two immediately preceding paragraphs, the Reporting Persons have no plans or proposals regarding:

         (i) Any extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its securities;

         (ii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (iii) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (iv) Any material change in the present capitalization or dividend policy of the Issuer;

         (v) Any other material change in the Issuer's business or corporate structure;

         (vi) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other acts which may impede the acquisition of control of the Issuer by any person;

         (vii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in the NASDAQ market;

         (viii) A class of the equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (ix) Any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The LLC and each member of the LLC, other than John L. Morgan, beneficially own 95,000 shares of the outstanding Common Stock of the Issuer, representing approximately 5.01% of the outstanding Common Stock of the Issuer (based upon 1,895,751 shares outstanding on September 30, 2000, as reported in the Issuer's most recent Form 10-Q filed on November 1, 2000). John L. Morgan also beneficially owns an additional 165,200 shares of the outstanding Common Stock of the Issuer by virtue of his individual interest as a general partner of FSP. Mr. Morgan's beneficial ownership interest, therefore, is 260,200 shares and represents approximately 13.73% of the outstanding Common Stock of the Issuer.

         (b) The LLC shares voting and dispositive power with respect to the 105,700 shares of Common Stock owned of record by the LLC with each of the other Reporting Persons. Mr. Morgan shares voting and dispositive power with respect to the 169,100 shares of Common Stock owned of record by FSP with FSP and its other general partner.

         (c) None.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

ALL REPORTING PERSONS:

         There are no contracts, arrangements, understandings or relationships between the LLC (or its members), on one hand, and any other person with respect to any securities of the Issuer on the other hand.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 30, 2000.                  RUSH RIVER GROUP, LLC


                                            By:  /s/ John L. Morgan
                                                -------------------
                                                     John L. Morgan
                                                             Member



                                                 /s/ John L. Morgan
                                                -------------------
                                                 John L. Morgan, individually



                                                 /s/ Kirk A. MacKenzie
                                                ----------------------
                                                 Kirk A. MacKenzie, individually



                                                 /s/ Jack A. Norqual
                                                --------------------
                                                 Jack A. Norqual, individually